
April 4, 2013

Via E-mail
Mr. Gene S. Bertcher
Executive Vice President and Chief Financial Officer
American Realty Investors, Inc.
1603 LBJ Freeway, Suite 300
Dallas, TX 75234

      RE: **American Realty Investors, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed April 4, 2012
                File No. 1-15663

Dear Mr. Bertcher:

We have reviewed your response letter dated March 21, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

1. Your response to prior comment 1 indicates that services were received without any direct consideration or compensation. Please revise in future filings to provide quantified disclosure of the significant compensation arrangements with related parties that resulted in below-market compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant

cc: Mr. Steven C. Metzger